ISSUER FREE WRITING PROSPECTUS	Filed Pursuant to Rule 433
January 27, 2010	Registration No. 333-164216

ISSUER FREE WRITING PROSPECTUS DATED JANUARY 27, 2010

American Depositary Shares

IFM Investments Limited

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated January 13, 2010 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-164216) of IFM Investments Limited, as filed with the Securities and Exchange Commission on January 13, 2010 (as so amended, the “Registration Statement”), including the section entitled “Risk Factors,” before deciding to invest in the securities described below. The following information supplements and updates the information contained in the Preliminary Prospectus.

This free writing prospectus sets forth revised disclosures in connection with a revised aggregate offering size of 12,487,500 American depositary shares to be offered by our company (or 14,360,625 ADSs if the underwriters exercise their option to purchase additional ADSs in full) at an estimated initial offering price that we currently anticipate to be between US$7.00 and US$8.00 per ADS the following captions of the Preliminary Prospectus:

•	Cover Page

•	Prospectus Summary—The Offering;

•	Risk Factors—Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu;

•	Risk Factors—You will experience immediate dilution in the net tangible book value of ADSs purchased;

•	Risk Factors—Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline;

•	Use of Proceeds;

•	Capitalization;

•	Dilution;

•	Selected Consolidated Financial Information and Operating Data—Balance Sheet Data;

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Share-based Compensation;

•	Principal Shareholders; and

•	Underwriting.

The terms “we,” “us,” “our” and “our company” are used in this Free Writing Prospectus in the same manner as in the preliminary prospectus dated January 13, 2010. To review a filed copy of the current preliminary prospectus, go to the following link:

http://www.sec.gov/Archives/edgar/data/1477324/000119312510005751/df1a.htm

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

        We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or “SEC,” for this offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents and other documents we have filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus may be obtained by contacting either of the following: Goldman Sachs at Goldman, Sachs & Co., Attn: Prospectus Department, 85 Broad Street, New York, NY 10004, telephone (866) 471-2526, or by e-mailing Prospectus-NY @ny.email.gs.com or Morgan Stanley at Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York, 10014, telephone (866) 718-1649, or by e-mailing prospectus@morganstanley.com.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Subject to completion

Preliminary prospectus dated January 27, 2010

12,487,500 American Depositary Shares

IFM Investments Limited

Representing 187,312,500 Class A Ordinary Shares

This is our initial public offering. We are offering 12,487,500 American depositary shares, or ADSs, each representing fifteen (15) of our Class A ordinary shares, par value US$0.001 per share. No public market currently exists for our Class A ordinary shares or ADSs.

We currently anticipate the initial public offering price of our ADSs to be between US$7.00 and US$8.00 per ADS. We have received an approval for listing our ADSs on the New York Stock Exchange under the symbol “CTC.”

Investing in our ADSs involves a high degree of risk. See “Risk Factors” beginning on page 13.

	Per ADS	Total
Public Offering Price	US$	US$

Underwriting Discount	US$	US$

Proceeds, before expenses, to Us	US$	US$

In addition, we have granted the underwriters a 30-day option to purchase up to 1,873,125 additional ADSs at the initial public offering price less the underwriting discount and commission.

Delivery of our ADSs will be made on or about                     , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Goldman Sachs	Morgan Stanley

William Blair & Company	Oppenheimer & Co.

The date of this prospectus is                     , 2010.

The Offering

ADSs offered by us	12,487,500 ADSs.

Offering price	We estimate that the initial public offering price will be between US$7.00 and US$8.00 per ADS.

ADSs outstanding immediately after this offering	12,487,500 ADSs (or 14,360,625 ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	605,651,839 Class A ordinary shares and 80,502,938 Class B ordinary shares (or 633,748,714 Class A ordinary shares and 80,502,938 Class B ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

ADSs	Each ADS represents fifteen (15) Class A ordinary shares, par value US$0.001 per ordinary share. The ADSs will be evidenced by American depositary receipts, or ADRs.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Option to purchase additional ADSs	We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of 1,873,125 additional ADSs at the initial public offering price, less underwriting discounts and commissions.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$83.6 million from this offering (or US$96.7 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the underwriting discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$7.50 per ADS, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus. We intend to use the net proceeds from this offering to fund the development of our company-owned brokerage services business through selected strategic acquisitions, opening additional company-owned sales offices and, investing and upgrading our information and operations systems and to fund general corporate purposes.

See “Use of Proceeds.”

Listing	We have received an approval for listing our ADSs on the New York Stock Exchange under the symbol “CTC.” Our ordinary shares will not be listed on any exchange or quoted for trading on any automated quotation system or any over-the-counter trading system.

Lock-up	We have agreed with the underwriters to a lock-up of our shares for a period ending 180 days after the date of this prospectus. In addition, each of our existing shareholders has also agreed with the underwriters to a lock-up of their shares for a period of 180 days after the date of this prospectus. See “Shares Eligible For Future Sale” and “Underwriting.”

Risk factors	See “Risk Factors” in this prospectus beginning on page 13 and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Depositary	JPMorgan Chase Bank N.A.

Payment and settlement	We expect our ADSs to be delivered against payment on or about , 2010.

RISK FACTORS

Our corporate actions are substantially controlled by Mr. Donald Zhang and Mr. Harry Lu.

Immediately following this offering, Mr. Donald Zhang, our chairman and chief executive officer, and Mr. Harry Lu, our vice chairman and president, will beneficially own approximately 37.9% of our outstanding shares. Accordingly, Messrs. Zhang and Lu will have significant influence in determining the outcome of any corporate transaction or other matters submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, the election of directors and other significant corporate actions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in this offering.

Goldman Sachs (Asia) L.L.C. may have a conflict of interest with respect to this offering.

Immediately prior to the completion of this offering, Goldman Sachs Strategic Investments (Asia) L.L.C., or Goldman Sachs Strategic Investments, an affiliate of Goldman Sachs (Asia) L.L.C., or Goldman Sachs Asia, will beneficially own approximately 28.4% of our outstanding ordinary shares. Therefore, Goldman Sachs Asia, a representative of the underwriters in this offering, will be deemed to have a “conflict of interest” with us under Rule 2720 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc.

Rule 2720 requires that a “qualified independent underwriter” (as such term is defined by Rule 2720) participate in the preparation of the registration statement and prospectus and exercise the usual standards of due diligence. Accordingly, Morgan Stanley & Co. International plc is assuming the responsibilities of acting as the qualified independent underwriter in this offering. Although the qualified independent underwriter has participated in the preparation of the registration statement and prospectus and exercised the usual standards of due diligence, we cannot assure you that this will adequately address any potential conflicts of interest related to Goldman Sachs Asia and Goldman Sachs Strategic Investments. Immediately at the completion of this offering, Goldman Sachs Strategic Investments will beneficially own approximately 20.6% of our outstanding ordinary shares or 19.8% if the underwriters’ option to purchase additional ADSs is exercised in full. See “Our Relationship with Realogy and Related Party Transactions – Related Party Transactions – Private Placements” and “Underwriting.”

You will experience immediate dilution in the net tangible book value of ADSs purchased.

When you purchase ADSs in the offering, you will incur immediate dilution of approximately US$4.71 per ADS, representing the difference between the purchase price per ADS in this offering of US$7.50, being the mid-point of the estimated range of the initial public offering price shown on the front cover of this prospectus, and our net tangible book value per ADS as of September 30, 2009 after giving effect to the automatic conversion of all our ordinary and preferred shares into Class A and Class B ordinary shares and this offering. See “Dilution.” In addition, you may experience further dilution in the net tangible book value of the ADSs purchased to the extent that additional ordinary shares are issued upon exercise of outstanding options and options we may grant from time to time.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately upon completion of this offering, we will have 686,154,777 ordinary shares outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. 498,842,277 ordinary shares outstanding after this offering will be available for sale, upon the expiration of the applicable lock-up period, subject to volume and other restrictions as applicable under Rule 144 under the Securities Act. The lock-up restrictions on each of our existing shareholders in this offering will expire 180 days from the date of this prospectus. Any or all of these shares can be released prior to expiration of the lock-up period at the discretion of the representatives of the underwriters for this offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$83.6 million from this offering (or US$96.7 million if the underwriters exercise their option to purchase additional ADSs in full), after deducting the estimated underwriting discount and offering expenses payable by us. For the purpose of estimating net proceeds, we are assuming an initial public offering price of US$7.50 per ADS, the mid-point of the estimated range of the initial public offering price. A US$0.50 increase (decrease) in the assumed public offering price would increase (decrease) the net proceeds to us from this offering by US$5.8 million.

We intend to use the net proceeds of this offering for the following purposes:

•	approximately US$40 million to fund the development of our company-owned brokerage services business to enter new cities through selected strategic acquisitions to enter new cities;

•	approximately US$20 million to fund the development of our company-owned brokerage services business in existing cities by opening additional company-owned sales offices;

•	approximately US$10 million to invest and upgrade our information and operations systems;

•	the balance to fund general corporate purposes, including our working capital needs.

As of the date of this prospectus, we cannot specify with certainty the particular uses for all of the net proceeds we will receive upon the completion of this offering. The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions. Accordingly, our management will have significant discretion in applying the net proceeds we will receive from the offering. The occurrence of unforeseen events or changed business conditions could result in application of the net proceeds of this offering in a manner other than as described in this prospectus.

As of the date of this prospectus, we believe that the estimated net proceeds of this offering, along with existing cash balances and ongoing operating cash flows, will provide necessary capital for our contemplated expansion plans. Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2009:

•	on an actual basis; and

•

on a pro forma basis to give effect to the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to reflect the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of this offering, and the issuance and sale of 12,487,500 ADSs by us in this offering, assuming an initial public offering price of US$7.50 per ADS (which is the mid-point of the estimated initial public offering price range) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with our consolidated financial statements and related notes included in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2009(1)
	Actual	Pro Forma	Pro Forma As Adjusted(2)
	(in thousands of RMB, except share numbers)
Preferred shares:
Series A preferred shares, US$0.001 par value, 200,000,000 shares authorized, issued and outstanding on an actual basis and Series B preferred shares, US$0.001 par value, 111,367,270 shares authorized, issued and outstanding on an actual basis (None outstanding on a pro-forma or pro-forma as adjusted basis as of September 30, 2009)	514,162	—	—

Shareholders’ deficit:
Class A ordinary shares, US$0.001 par value, 1,013,746,760 shares authorized, 260,000,000 shares issued and outstanding on an actual basis, 3,133,000,000 shares authorized, 418,339,339 shares issued and outstanding on a pro-forma basis, and 605,651,839 shares issued and outstanding on a pro-forma as adjusted basis as of September 30, 2009	2,152	3,233	4,512
Class B ordinary shares, US$0.001 par value, 100,000,000 shares authorized, 80,502,938 shares issued and outstanding on a pro-forma basis, and on a pro-forma as adjusted basis (None authorized, issued and outstanding on an actual basis as of September 30, 2009)	—	550	550
Additional paid-in capital	2,496	[—]	[—]
Accumulated deficit	(179,680)	[—]	[—]
Non-controlling interest	2	2	2
Total shareholders’ (deficit) / equity	(175,030)	[—]	[—]

Total capitalization	339,132	[—]	[—]

(1)	On January 4, 2010, we effected a share split whereby all of our issued and outstanding 26,000,000 ordinary shares of par value US$0.01 per share, 20,000,000 Series A preferred shares of par value US$0.01 per share and 11,136,727 Series B preferred shares of par value US$0.01 per share were divided into 260,000,000 ordinary shares of US$0.001 par value per share, 200,000,000 Series A preferred shares of par value US$0.001 per share and 111,367,270 Series B preferred shares of par value US$0.001 per share, respectively, and the number of our authorized shares was increased from 101,374,676 to 1,013,746,760. The share split has been retroactively reflected for all periods presented herein.
(2)	A US$0.50 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) each of pro forma as adjusted additional paid-in capital, total shareholders’ equity and total capitalization by RMB39.7 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after the offering. Dilution results from the fact that the per ordinary share offering price of our ADSs is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value at September 30, 2009 was US$44.2 million, or US$0.17 per ordinary share and US$2.55 per ADS. Net tangible book value represents total consolidated tangible assets less total consolidated liabilities. Our pro forma net tangible book value at September 30, 2009 was US$44.2 million, or US$0.09 per ordinary share and US$1.33 per ADS. Pro forma net tangible book value adjusts net tangible book value to give effect to the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of this offering.

Without taking into account any other changes in such net tangible book value after September 30, 2009, other than to give effect to (i) the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of this offering, and (ii) our sale of 12,487,500 ADSs in this offering at the initial public offering price of US$7.50 per ADS (which is the mid-point of the estimated initial public offering price range) and after deducting the underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2009 would have been US$127.8 million, or US$0.19 per share and US$2.79 per ADS. This represents an immediate increase in pro forma net tangible book value of US$0.10 per ordinary share, or US$1.47 per ADS, to existing shareholders and an immediate dilution of US$0.31 per ordinary share, or US$4.71 per ADS, to investors purchasing ADSs in this offering. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ADS after this offering from the amount of cash paid by a new investor for one ADS. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share	US$0.50
Net tangible book value per ordinary share as of September 30, 2009	US$0.17
Pro forma net tangible book value per ordinary share as of September 30, 2009	US$0.09
Increase in pro forma net tangible book value per ordinary share attributable to this offering	US$0.10
Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering	US$0.19
Dilution per ordinary share to new investors	US$0.31
Dilution per ADS to new investors	US$4.71
Dilution to new investors (percentage)*	62.8%

*	Calculated based on the dilution per ADS to new investors as a percentage of the per ADS initial public offering price of US$7.50 per ADS.

A US$0.50 increase (decrease) in the assumed public offering price of US$7.50 per ADS would increase (decrease) our net tangible book value after giving effect to the offering by US$5.8 million, the pro forma as adjusted net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.13 per ADS and the dilution per ordinary share and per ADS to new investors in this offering by US$0.02 per ordinary share and US$0.37 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses. The pro forma and pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2009, the differences between existing shareholders and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per share and the average price per ADS, each paid before deducting the underwriting discounts and commissions and our estimated offering expenses, assuming our sale of ADSs in this offering at the initial public offering price of US$7.50 per ADS, being the mid-point of the range set forth on the cover of this prospectus. The total number of ordinary shares does not include the ordinary shares underlying the ADSs to be sold upon the exercise of the option granted to the underwriters to purchase additional ADSs. The pro forma as adjusted information discussed above is illustrative only.

	Shares purchased		Total consideration		Average price per share	Average price per ADS
	Number	Percent	Amount	Percent
	(in thousands of US$, except per share and per ADS data)
Existing holders	498,842	72.7%	68,166	42.1%	0.14	2.05
New investors	187,313	27.3%	93,656	57.9%	0.50	7.50

Total	686,155	100.0%	161,822	100.0%	0.24	3.54

        A US$0.50 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$6.2 million, US$6.2 million and US$0.14, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and before deducting the underwriting discounts and commissions and our estimated offering expenses.

The discussion and tables in this section assume no exercise of outstanding stock options. As of September 30, 2009, there were stock options outstanding to purchase a total of 43.8 million ordinary shares, with a weighted average exercise price of US$0.13 per share. To the extent that any of these stock options are exercised, there will be further dilution to new investors.

If the underwriters’ option to purchase additional ADSs is exercised in full, investors purchasing ADSs in this offering from us will hold 30.2% of the total number of our ordinary shares outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

	As of December 31,			As of September 30,
	Actual			Actual		Pro Forma As Adjusted(2)
	2006	2007	2008	2009		2009
	(RMB)	(RMB)	(RMB)	(RMB)	(US$)(1)	(RMB)	(US$)(1)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	110,505	331,216	176,977	263,176	38,554	834,102	122,178
Restricted cash	6,793	14,497	17,213	21,565	3,159	21,565	3,159
Accounts receivable, net	6,437	9,965	13,633	60,030	8,794	60,030	8,794
Amount due from related parties	80,789	44,068	38,110	6,210	910	6,210	910
Property and equipment, net	5,822	42,467	42,954	41,076	6,017	41,076	6,017
Intangible assets, net	27,943	26,317	29,796	28,318	4,148	28,318	4,148
Total assets	255,750	513,187	360,895	462,792	67,796	1,033,628	151,420
Accrued expenses and other current liabilities	38,535	52,234	53,597	97,450	14,276	97,450	14,276
Total liabilities	106,073	145,647	111,356	123,660	18,115	123,660	18,115

Convertible redeemable preferred shares	172,131	469,971	501,892	514,162	75,322	—	—
Total shareholders’ (deficit)/equity	(22,454)	(102,431)	(252,353)	(175,030)	(25,641)	[—]	[—]

(1)	Translations of RMB amounts into U.S. dollars were made at a rate of RMB6.8262 to US$1.00, the noon buying rate for U.S. dollars in effect on September 30, 2009 in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Our consolidated balance sheet data as of September 30, 2009 is adjusted to give effect to the automatic conversion of all our ordinary and preferred shares into 418,339,339 Class A and 80,502,938 Class B ordinary shares immediately prior to the closing of this offering, and the issuance and sale of ADSs by us in this offering, assuming an initial public offering price of US$7.50 per ADS (the mid-point of the estimated initial public offering price range) after deducting underwriting discounts and commissions and estimated offering expenses payable by us. A US$0.50 increase (decrease) in the assumed initial public offering price of US$7.50 per ADS would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ deficit by US$5.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SHARE BASED COMPENSATION

The grant date, number of options granted, exercise price, fair value and intrinsic value of the options granted to date (based on the mid-point of the estimated price range of the initial public offering price), giving effect, in each case to our 10-for-1 share split, are set forth below.

	Grant date	Number of options granted	Exercise price	Fair value of ordinary shares	Intrinsic Value
1	16 Jul 07	39,800,000	i) US$0.11 ii) US$0.13	i) US$0.11 ii) US$0.11	i) US$0.39 ii) US$0.37
2	17 Dec 07	5,500,000	US$0.13	US$0.13	US$0.37
3	20 Feb 08	1,700,000	US$0.12	US$0.12	US$0.38
4	11 Aug 08	3,000,000	US$0.08	US$0.08	US$0.42
5	2 Feb 09	200,000	US$0.13	US$0.13	US$0.37
6	20 July 09	700,000	US$0.32	US$0.32	US$0.18
7	20 Aug 09	2,500,000	US$0.33	US$0.33	US$0.17

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After This Offering(1)
Name	Number(2)	Percent(2)	Number(2)	Percent(2)
Directors and Executive Officers:
Donald Zhang(4)	260,000,000	52.1%	260,000,000	37.9%
Harry Lu(5)	52,000,000	10.4%	52,000,000	7.6%
Kevin Cheng Wei	*	*	*	*
Kevin Yung(a)	-	-	-	-
Weiping Zhang	-	-	-	-
Jennifer Tang	-	-	-	-
Qiang Chai	-	-	-	-
Liang Pei	-	-	-	-
Conor Chiahung Yang(a)	-	-	-	-
Lihong Ma	*	*	*	*
Hao Wang	-	-	-	-
Qifeng Tan	-	-	-	-
Sheng Kang	*	*	*	*
Wang Yui Fung	*	*	*	*
Hau Piu Ip	-	-	-	-

All Directors and Executive Officers as a group(6)	264,353,676	52.5%	264,353,676	38.3%

5% and above Shareholders:
IFM Overseas Partners L.P.(7)	260,000,000	52.1%	260,000,000	37.9%
Goldman Sachs Strategic Investments (Asia) L.L.C.(8)	141,611,117	28.4%	141,611,117	20.6%
GL Asia Mauritius II Cayman Limited(9)	129,614,081	26.0%	129,614,081	18.9%

Notes:

*	Upon exercise of all options granted, the individual or the entity would beneficially own less than 1% of our outstanding ordinary shares.
(a)	Messrs. Kevin Yung and Conor Chiahung Yang have accepted our appointment to be the directors of our company, effective upon the completion of this offering.

(1)	Assumes that the underwriters do not exercise the option to purchase additional ADSs.
(2)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person or the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person. The calculation of the number of shares also assumes the conversion of all of our outstanding preferred shares into ordinary shares upon the completion of this offering. Percentage of beneficial ownership of each listed person prior to this offering is based on 498,842,277 ordinary shares outstanding as of the date of this prospectus, including 238,842,277 ordinary shares convertible from our outstanding preferred shares. Percentage of beneficial ownership of each listed person after the offering is based on 686,154,777 ordinary shares outstanding immediately after the closing of this offering.
(4)	Includes 260,000,000 Class A ordinary shares beneficially held by Donald Zhang through IFM Overseas Partners L.P.
(5)	Includes 52,000,000 of the 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P. and corresponds to a 20% limited partner interest held in IFM Overseas Partners L.P. by Harry Lu.
(6)	Includes (i) 260,000,000 Class A ordinary shares beneficially held by Donald Zhang and Harry Lu through IFM Overseas Partners L.P., and (ii) 4,353,676 Class A ordinary shares underlying share options held by our directors and executive officers as a group that are exercisable within 60 days after the date of this prospectus.
(7)	Includes 260,000,000 Class A ordinary shares held by IFM Overseas Partners L.P. IFM Overseas Limited, a corporation incorporated under the laws of the Cayman Islands that acts as the general partner of IFM Overseas Partners L.P. and exercises investment control over the Class A ordinary shares held by this entity. Maxpro International Enterprises, Inc., a New York corporation, owns 100% of the equity interest in IFM Overseas Limited. Donald Zhang owns 100% of the equity interest in Maxpro International Enterprises, Inc. IFM Holding Company Limited and Harry Lu, each a limited partner of IFM Overseas Partners L.P., hold 80% and 20% of the partnership interest in IFM Overseas Partners L.P., respectively. IFM Holding Company Limited is a corporation incorporated under the laws of Cayman Islands, and is 100% owned by Maxpro International Enterprises, Inc..
(8)	Includes 61,108,179 Class A ordinary shares and 80,502,938 Class B ordinary shares issuable upon conversion of the 200,000,000 Series A preferred shares held by Goldman Sachs Strategic Investments (Asia) L.L.C. Goldman Sachs Strategic Investments (Asia) L.L.C. is an indirectly wholly-owned subsidiary of The Goldman Sachs Group, Inc., which is a bank holding company whose shares are listed on the New York Stock Exchange. The address of Goldman Sachs Strategic Investments (Asia) L.L.C. is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.
(9)	Includes 91,893,513 Class A ordinary shares issuable upon conversion of the 105,253,600 Series B preferred shares. Also includes 37,720,568 ordinary shares, the estimated number of shares to be transferred by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited, a Cayman Islands exempted company, upon exchange of the secured exchangeable note issued by IFM Overseas Partners L.P. to GL Asia Mauritius II Cayman Limited. The exchangeable note can be exchanged at the option of GL Asia Mauritius II Cayman Limited for such ordinary shares at any time at least 55 days after the offering. The exchange price is based on the fair market value of the shares at the time of the exchange. The estimated number of exchange shares into which the exchangeable note may be exchanged is based on an exchange price of US$7.50 per ADS, the mid-point of the estimated price range of the initial public offering price shown on the cover of this prospectus. GL Asia Mauritius II Cayman Limited is owned 50% by Avenue Asia International, Ltd. and 50% by GL Asia Mauritius II, LLC, but all of GL Asia Mauritius II Cayman Limited’s beneficial interest in the above shares has been allocated solely to GL Asia Mauritius II, LLC. GL Asia Mauritius II, LLC is owned by Avenue Asia Investments, L.P., Avenue Asia Special Situations Fund III, L.P. and Avenue Asia Special Situations Fund IV, L.P., but all of GL Asia Mauritius II, LLC’s beneficial interest in the above shares has been allocated solely to Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership. The general partner of Avenue Asia Special Situations Fund IV, L.P. is Avenue Asia Capital Partners IV, Ltd., a Cayman Islands exempted company. The sole shareholder of Avenue Asia Capital Partners IV, Ltd. is Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company. The managing member of Avenue Asia Capital Partners IV, LLC is GL Asia Partners IV, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Voting and investment power of shares held by GL Asia Mauritius II Cayman Limited may be exercised by Avenue Asia Capital Partners IV, Ltd. or Avenue Asia Capital Management, L.P., a Delaware limited partnership. The general partner of Avenue Asia Capital Management, L.P. is Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company, which is controlled by Marc Lasry and Sonia Gardner. Mr. Lasry and Ms. Gardner disclaim beneficial ownership with respect to the above shares except to the extent of their pecuniary interest therein. The address of GL Asia Mauritius II Cayman Limited is 2nd Floor Anchorage Centre, Georgetown, Grand Cayman, Cayman Islands.

As of the date of this prospectus, none of our outstanding ordinary shares or preferred shares are held by record shareholders in the United States. Certain holders of our preferred shares have represented to us that they are affiliated with a registered broker-dealer. Based on their representations, we believe that at the time of the purchase of our preferred shares, each of these holders purchased our preferred shares in the ordinary course of business, and had no agreements or understandings, directly or indirectly, with any person to distribute the shares. None of our existing shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Goldman Sachs (Asia) L.L.C. and Morgan Stanley & Co. International plc are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the table below. Goldman Sachs (Asia) L.L.C.’s address is 68th Floor, Cheung Kong Center, 2 Queen’s Road, Central, Hong Kong. Morgan Stanley & Co. International plc’s address is 25 Cabot Square, Canary Wharf, London E14 4QA.

Underwriter	Number of ADSs
Goldman Sachs (Asia) L.L.C.
Morgan Stanley & Co. International plc
William Blair & Company L.L.C.
Oppenheimer & Co. Inc.

Total	12,487,500

The underwriters are offering the ADSs subject to their acceptance of the ADSs from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated. The underwriters are obligated to take and pay for all of the ADSs offered by this prospectus if any such ADSs are taken. However, the underwriters are not required to take or pay for the ADSs covered by the underwriters’ option described below.

We have agreed to indemnify the underwriters against, or to contribute to payments the underwriters may be required to make in respect of, liabilities arising out of an untrue or allegedly untrue statement of a material fact contained in the registration statement, prospectus and other offering documents, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading provided that such liabilities do not arise in reliance upon written information furnished to us by the underwriters expressly for use in the aforementioned documents.

The representatives have advised us that the underwriters propose initially to offer the ADSs to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of US$             per ADS. No further discount will be allowed to dealers or re-allowed by dealers to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per ADS and total underwriting discounts and commissions to be paid by us in connection with this offering. The amounts in the following table are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs as described below.

	Per ADS		Total
	Option Not Exercised	Option Exercised	Option Not Exercised	Option Exercised
Underwriting Discounts and Commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$

The underwriters have agreed to reimburse us for certain roadshow expenses in connection with the offering.

In addition, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,873,125 additional ADSs at the initial public offering price listed on the cover page of this prospectus, less underwriters discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase additional ADSs approximately proportionate to each underwriter’s initial amount reflected in the table above.

We have agreed that we will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares without the prior written consent of the representatives for a period ending 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee share options outstanding on the date hereof. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 15-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 17-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Each of our existing shareholders, including certain of our executive officers and directors have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale, file a registration statement with respect to, or otherwise dispose of (including entering into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequence of ownership interests) any of our ADSs or ordinary shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ADSs or ordinary shares without the prior written consent of the representatives for a period ending 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the relevant “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the relevant “lock-up” period, we announce that we will release earnings results during the 15-day period beginning on the last day of the relevant “lock-up” period, then in either case the expiration of the relevant “lock-up” will be extended until the expiration of the 17-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We have received an approval for listing our ADSs listed on the New York Stock Exchange under the symbol “CTC.”

In connection with the listing of the ADSs on the New York Stock Exchange, the underwriters have undertaken to sell our ADSs at a minimum price of at least US$4.00 per share, in round lots of 100 shares or more to a minimum of 400 beneficial owners in the United States and to sell these shares in a manner such that we will have more than 1,100,000 publicly held shares outstanding in the United States with an aggregate market value of at least US$40 million and a global market capitalization of at least US$150 million.

Before this offering, there has been no public market for our ordinary shares or ADSs. The initial public offering price was determined through negotiations among us and the representatives. Among the factors considered in determining the initial public offering price are our future prospects and those of our industry in general, our sales, earnings, certain other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, the representatives, or any person acting for them, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ADSs in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. “Naked” short sales are sales in excess of the option to purchase additional ADSs. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating internet distribution for this offering to certain of their respective internet subscription customers. An electronic prospectus may be made available on the internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the web site of any of the representatives is not part of this prospectus.

Some of the underwriters and their affiliates have engaged and may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates.

Goldman Sachs Strategic Investments (Asia) L.L.C., an affiliate of Goldman Sachs (Asia) L.L.C., purchased, after giving effect to our 10-for-1 share split effected January 4, 2010, 200,000,000 of our Series A preferred shares for a consideration of US$22.0 million pursuant to a Stock Purchase Agreement dated December 19, 2005. All of our issued and outstanding Series A convertible preferred shares will automatically convert into 61,108,179 Class A and 80,502,938 Class B ordinary shares, at a conversion rate then in effect, upon completion of this offering. Under our amended and restated memorandum and articles of association, as the holder of a majority of our outstanding Series A convertible preferred shares, Goldman Sachs Strategic Investments (Asia) L.L.C. is entitled to appoint two directors to our board of directors. Two of our former directors, Messrs. David Chou and Jin-Song Chen, are employees of Goldman Sachs (Asia) L.L.C. Messrs. Chou and Chen resigned from our board of directors on January 4, 2010, and upon completion of this offering, Goldman Sachs Strategic Investments (Asia) L.L.C.’s rights to appoint any directors to our board of directors will terminate.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each, a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date. The ADSs may not be offered to the public in that relevant member state prior to the publication of a prospectus in relation to the ADSs that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, an offer of the ADSs to the public may be made in that relevant member state at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than € 43,000,000; and (iii) an annual net turnover of more than € 50,000,000, as shown in its last annual or combined accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of representatives of the underwriters; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of the above, the expression an “offer of any ADSs to the public” in relation to any ADSs in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospective Directive means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

United Kingdom

Each of the underwriters has represented, warranted and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000, or the FSMA) received by it in connection with the issue or sale of any ADSs in circumstances in which section 21(1) of the FSMA does not apply to us; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom. The foregoing shall apply in addition to the restrictions set out under the heading “European Economic Area” above.

Japan

The underwriters will not offer or sell any of our ADSs directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the underwriter has represented and agreed that it has not offered or sold any ADSs or caused the ADSs to be made the subject of an invitation for subscription or purchase and will not offer or sell the ADSs or cause the ADSs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Note: Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is or will be given for the transfer; or

(3)	where the transfer is by operation of law.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.